2029 Century Park East
Suite 2600
Los Angeles, CA 90067-3012
310.788.4400 tel
310.788.4471 fax

Sheri M. Watts
sheri.watts@kattenlaw.com
310.788.4485 direct
310.712.8234 fax
April 24, 2007
VIA FEDERAL EXPRESS & EDGAR
Gregory Belliston
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	International Stem Cell Corporation
Registration Statement on Form SB-2
Filed April 11, 2006
File No. 333-142048

     Dear Mr. Belliston:
This letter is submitted on behalf of International Stem Cell Corporation (the “Company”) in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form SB-2 (“Registration Statement”) filed on April 11, 2006, as set forth in a letter from the Staff dated April 19, 2007 to Jeff Krstich (the “Comment Letter”). In terms of format, the text of each Staff comment has been included herein and is followed by the Company’s response. Transmitted herewith is Amendment No. 1 to the Registration Statement (“Amendment”), which has been marked to reflect the Company’s responses to the Staff’s comments.
1.	Please amend your registration statement to include an auditor’s report covering the audited financial statements required by Item 310 of Registration S-B. We also note that you provide a consent of accountants signed by the firm of Burr, Pilger and Mayer LLP but your prospectus indicates that the financial statements are audited by Vasquez & Co. Please advise.

RESPONSE

The Report of Vasquez & Co., the Company’s auditor, was inadvertently omitted from the Registration Statement, and has been included on page F-2 of the Amendment.
LOS ANGELES  CHARLOTTE  CHICAGO  IRVING  LONDON  NEW YORK  PALO ALTO  WASHINGTON, DC  WWW.KATTENLAW.COM
LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN CORNISH LLP
A limited liability partnership including professional corporations

Gregory Belliston
April 24, 2007

There is no reference to Burr, Pilger and Mayer LLP in the Registration Statement and in a conversation with the Staff on April 20, 2007, counsel for the Company was advised to disregard this portion of comment one.
2.	Please disclose the facts and circumstances related to the transaction(s) in which the 16,686,315 shares registered for resale were issued or will be issued upon the exercise of warrants. In that regard you should also disclose the facts and circumstances related to the issuance of the warrants and all of the material terms of the warrants including all features related to the exercise price of the warrants.
RESPONSE
Of the 16,686,315 shares registered for resale (the “Securities”), 12,806,502 shares were issued pursuant to the transactions described below and 3,879,813 will be issued upon the exercise of warrants assumed by the Company in such transactions. On December 28, 2006, pursuant to the terms of a Share Exchange Agreement (the “Share Exchange Agreement”) by and among the Company, International Stem Cell Corporation, a California corporation (“ISC California”), Halter Financial Investments, LP, and the shareholders of ISC California (the “ISC California Shareholders”) by and through the Shareholder Representative named therein, the Company issued 33,156,502 shares of common stock to the ISC California Shareholders, representing approximately 93.7% of the common stock of the Company outstanding immediately after the transaction, in exchange for all of the issued and outstanding stock of ISC California (the “Share Exchange”). As a result of this transaction, ISC California became the Company’s wholly-owned subsidiary.
By way of background, ISC California was incorporated in June 2006 for the purpose of restructuring the business of Lifeline Cell Technology, LLC, a California limited liability company formed in 2001 (“Lifeline”). The restructuring was completed in July 2006, pursuant to the terms of an agreement, by and among Lifeline, ISC California, the members of Lifeline (the “Lifeline Members”) and holders of warrants to purchase Lifeline units, whereby ISC California, in exchange for all of the outstanding membership units of Lifeline, issued 20,000,000 shares of ISC California common stock to the Lifeline Members and assumed Lifeline’s obligations under its outstanding warrants.
Pursuant to Section 1.01(b) of the Share Exchange Agreement, each of the following warrants were by their terms converted into the right to acquire the Company’s common stock upon the same terms and conditions set forth in each such warrant:

Gregory Belliston
April 24, 2007

•	warrants to purchase up to an aggregate of 2,250,190 shares of common stock issued to Brookstreet Securities Corporation, the placement agent, some of which were reallocated to Brookstreet’s registered representatives and brokers that assisted in the transaction (the “Agent’s Warrants”), in connection with the private placement of ISC California common stock at a purchase price of $1.00 per share which commenced in August 2006 (the “ISC California Private Placement”). The Agent’s Warrants expire on December 28, 2012 and are exercisable at an exercise price of $1.00 per share. The Agent’s Warrants contain provisions for cashless exercise and the holder thereof has no voting, dividend or other stockholder rights unless and until the exercise of such warrants. The number of warrant shares are subject to a “weighted average” adjustment to protect against any dilution upon the occurrence of certain corporate events in which shares are issued or agreed to be issued at a price less than the exercise price of the warrants. The Agent’s Warrants also provide “piggyback” registration rights to the holder(s). A form of the Agent’s Warrants was filed as Exhibit 4.3 to the Form 8-K filed with the Commission on December 29, 2006. The Agent’s Warrants were allocated to certain registered representatives of the Agent and issued in their respective names;

•	warrants to purchase an aggregate of 1,202,856 shares of common stock issued by Lifeline to 20 persons between February 2006 and August 2006 as part of the consideration for bridge loans made by such persons (the “Bridge Warrants”). The Bridge Warrants expire on June 1, 2009 and have an exercise price of $0.80 per share. The Bridge Warrants contain provisions for cashless exercise and the holder thereof has no voting, dividend or other stockholder rights unless and until the exercise of such warrants. The number of warrant shares are subject to a “weighted average” adjustment to protect against any dilution upon the occurrence of certain corporate events in which shares are issued or agreed to be issued at a price less than the exercise price of the warrants. The Bridge Warrants also provide “piggyback” registration rights to the holders. A form of the Bridge Warrant was filed as Exhibit 4.1 to the Form 8-K filed with the Commission on December 29, 2006; and

•	warrants to purchase an aggregate of 426,767 shares of common stock issued by Lifeline to five persons, prior to August 2006 in connection with equity investments and as part of the consideration for guarantees (the “Initial Lifeline Warrants”). The Initial Lifeline Warrants expire on June 1, 2009 and have an exercise price of $0.80 per share. The Initial Lifeline Warrants contain provisions for cashless exercise and the holder thereof has no voting, dividend or other stockholder rights unless and until the exercise of such warrants. The number of

Gregory Belliston
April 24, 2007

warrant shares are subject to a “weighted average” adjustment to protect against any dilution upon the occurrence of certain corporate events in which shares are issued or agreed to be issued at a price less than the exercise price of the warrants. The Initial Lifeline Warrants also provide for “piggyback” registration rights to the holders. A form of the Lifeline Warrants was filed as Exhibit 4.2 to the Form 8-K filed with the Commission on December 29, 2006.
Between June and July of 2006, Lifeline also issued warrants (the “Initial Lifeline Warrants”) to five persons in private transactions as partial consideration for guarantees or other services rendered on behalf of Lifeline by such persons.
In response to this comment, the Company has added a description of the principal terms of the warrants as well as a summary of the transactions pursuant to which the Selling Stockholders received the securities bearing registration rights in the “Selling Security Holders” section on page 35 of the Amendment.
3.	We note that your list of selling shareholders is nineteen pages long and that you indicated you have issued shares in only two private transactions; a bankruptcy proceeding and in the reverse acquisition. Please provide your substantive legal analysis as to exemption(s) including all relevant facts and circumstances both as to the common shares already outstanding and the warrants that may be exercised for shares registered in the resale.
RESPONSE
Bankruptcy Shares:
In September 1999, Ballantrae Healthcare LLC and its affiliated limited liability companies including BTHC III, LLC, or collectively “Ballantrae”, were organized for the purpose of operating nursing homes throughout the United States. On March 28, 2003, Ballantrae filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code. On November 29, 2004, the bankruptcy court approved the First Amended Joint Plan of Reorganization, or the “Plan”, as presented by Ballantrae, its affiliates and their creditors. On November 2, 2005, pursuant to the Plan, BTHCIII, LLC was merged into the Company.
Halter Financial Group, Inc. or “HFG” participated with Ballantrae and their creditors in structuring the Plan. As part of the Plan, HFG provided $76,500 to be used to pay professional fees associated with the Plan confirmation process. HFG was granted an option to be repaid through the issuance of equity securities in 17 of the Ballantrae

Gregory Belliston
April 24, 2007

entities, including BTHC III Inc. HFG exercised the option, and as provided in the Plan, 70% of the Company’s outstanding common stock or, 350,000 shares, were issued to HFG, in satisfaction of HFG’s administrative claims. The remaining 30% of the Company’s outstanding common stock, or 150,000 shares, were issued to 497 holders of administrative and tax claims and unsecured debt.
The 500,000 shares, or Plan Shares, were issued pursuant to Section 1145 of the Bankruptcy Code. The Company relied, based on the confirmation order received from the Bankruptcy Court, on Section 1145(a)(1) of the Bankruptcy Code to exempt from the registration requirements of the Securities Act both the offer of the Plan Shares which may have been deemed to have occurred through the solicitation of acceptances of the Plan of Reorganization and the issuance of the Plan Shares pursuant to the Plan of Reorganization. Section 3(7) of the Securities Act of 1933, as amended, exempts from the registration requirements of the Act “certificates issued by a receiver or by a trustee in bankruptcy, with the approval of the court.” The Company relied upon this exemption as well as upon an opinion of counsel which provided that, in general, offers and sale of securities made in reliance on the exemption afforded under Section 1145(a)(1) of the Bankruptcy Code are deemed to be made in a public offering, so that the recipients thereof, are free to resell such securities without registration under the Securities Act.
In November 2006, the Company conducted a forward stock split of 4.42 shares to 1. Such a stock split does not constitute a sale of securities. As a result of the split, the Company had 2,209,993 shares outstanding prior to the closing the Share Exchange.
Reverse Merger Shares:
As set forth in the response to comment two, the Company issued 33,156,502 shares of common stock (the “Exchange Shares”), representing approximately 93.7% of the common stock outstanding immediately after the transaction, to the ISC California Shareholders pursuant to the Share Exchange. The 33,156,502 shares of ISC California common stock which were exchanged for the Exchange Shares included (1) 20,000,000 shares of ISC California common stock issued to Lifeline members in July 2006 pursuant to the 2006 Lifeline Share Exchange, (2) 11,806,502 shares of ISC California common stock issued or issuable in the ISC California Private Placement, and (3) an aggregate of 1,350,000 shares issued to three consultants in 2006 for services. No shares issued for services are subject to this Registration Statement. The 2006 Lifeline Share Exchange and the ISC California Private Placement each are described in response to comment two above. ISC California believes that all of the transactions pursuant to which ISC California common stock was issued were exempt from registration by Section 4(2) of the Securities Act. Each purchaser was an “accredited investor” as defined in Rule 501 of

Gregory Belliston
April 24, 2007

Regulation D, there was no general solicitation or advertising, and the shares issued were restricted from transfer.
Please note further that none of the Selling Stockholders are “affiliates” of the Company as the term is defined in Rule 405 of the Securities Act. The majority of the Selling Stockholders individually hold less than 1% of the Company’s outstanding common stock and no Selling Stockholder is offering more than 1.7% of the Company’s outstanding common stock. None of the Selling Stockholders are in the business of underwriting securities, other than Brookstreet Securities Corporation, which received the Agent’s Warrants in connection with the ISC California Private Placement, and any members of the NASD to whom Brookstreet transferred any portion of the Agent’s Warrants.
4.	When shares are registered for resale and there is no reliable trading market for the securities registered, the shares must be offered for a fixed price. Please amend your registration statement to provide a fixed price and eliminate disclosure regarding alternate means of distributing the shares or provide us your analysis as to why a fixed offering price does not apply to your offering.
RESPONSE
In a conversation with the Staff on April 20, 2007, counsel for the Company was advised that this comment four is premised upon requirements of Item 501(a)(9)(iv) of Regulation S-B which provides for the format and content of the “Front of a Registration Statement and the Front Cover of Prospectus.” As such, because this offering is a secondary offering made in accordance with Rule 415(a)(1)(i) of the Securities Act wherein the selling security holders will sell the Securities in at-the-market transactions into an existing trading market for outstanding shares of the same class, the Company does not believe that a fixed offering price is required in this offering.
The Staff, in providing general guidance with respect to the parallel provision Item 501(b)(3) (formerly Item 501(b)(7)) of Regulation S-K, published the following in the Manual of Publicly Available Telephone Interpretations:
The cover page of a prospectus relating to a secondary equity offering, registered ... pursuant to Rule 415, need not contain the tabular presentation required by Item 501(b)(7) where the offering will not be underwritten, the securities will be offered at the market, and brokerage commissions will be negotiated at the time of the offering. The reason is that no meaningful figures as to “price to the public” and “underwriting discounts” would be available.

Gregory Belliston
April 24, 2007

The language above specifically discusses a secondary equity offering that is made at the market rather than at a fixed price. The above Staff guidance suggests that Item 501(a)(9)(iv) of Regulation S-B requires disclosure of information only to the extent applicable to the offering rather than mandating the required structure of the offering. Consistent with this interpretation, there are myriad effective registrations statements which have been prepared in accordance with Regulation S-B covering the resale of securities by selling security holders, at the market, and without the assistance of underwriters. Many such effective registration statements involve securities traded on the Over-The-Counter Bulletin Board (“OTCBB”).
The Company’s common stock is quoted on the OTCBB under the symbol ISCO.OB. Item 10 of Regulation S-B provides that a “public market” exists if, within the “past 60 business days, both bid and asked quotations at fixed prices...have appeared regularly in any established quotation system on at least of such business days.” The Company’s common stock has been quoted on the OTCBB since January 8, 2007, and consequently meets the requirements of this definition.
In response to this comment, the Company has made the following changes in the Amendment:
•	The last three sentences of the first full paragraph under the heading “Market For Common Equity and Related Shareholder Matters” on page 12 have been deleted in as much as such sentences contain information which is superfluous to the requirements of Item 201 of Regulation SB. Additionally, given that the OTCBB meets the requirements of Section 17B of the Securities Exchange Act of 1934, as amended, the characterization of the OTCBB contained in the sentences may be misconstrued by the investing public.

•	The following has been added to the to the end of the first full paragraph on page 12: “The closing prices set forth below reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.”

•	Consistent with the Staff’s guidance provided in response to Question 139 in the Manual of Publicly Available Telephone Interpretation Manual, July 1997, which provides that “Form SB-2 is available for Rule 415 offerings. The omission of the Rule 415 box on the cover page of the form does not mean that Rule 415 is not available. Rather, the issuer should add a box to its Form”, the following text has been added to the cover page of the Registration Statement:

Gregory Belliston
April 24, 2007

“If any of the securities being registered on this Form are to offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
Should you have any questions or comments, or require any additional information with respect to the foregoing, please don’t hesitate to contact either Eric Klein, on (310) 788-4640, or the undersigned on the above-referenced number, or you may contact the Company’s in-house counsel, Edward T. Swanson, on (310) 315-2828.

Kind regards,

/s/ Sheri M. Watts Sheri M. Watts

SMW:ms

cc: Jeff Krstich
Kenneth Aldrich
Edward T. Swanson, Esq.
Eric Klein, Esq.